August 29, 2025

Robert Bradley Lim
Chief Executive Officer
iSpecimen Inc.
8 Cabot Road, Suite 1800
Woburn, MA 08101

       Re: iSpecimen Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed August 25, 2025
           File No. 333-289725
Dear Robert Bradley Lim:

       We have conducted a limited review of your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1, filed August 25, 2025
Exhibit Index, page II-6

1. The consent of Bush & Associates included as Exhibit 23.2 does not include a reference to their audit report dated April 14, 2025. Please revise the consent to appropriately reference the audit report included in the prospectus. General

2. We note your statements in a press release dated August 7, 2025 and furnished pursuant to Item 7.01 of Form 8-K that you are looking to build an up to $200 million corporate treasury reserve based on the Solana blockchain ecosystem and that you have engaged WestPark Capital and BlockArrow Capital for advisory services regarding this plan. However, this does not appear to be addressed in your prospectus disclosure. Please revise your prospectus to provide sufficient disclosure regarding
 August 29, 2025
Page 2

       your corporate treasury plan for investors to understand your anticipated business model. Your disclosure should include a timeline of the building of your Solana based treasury for the next twelve months, the amount of any cryptocurrency you currently hold, the source of any anticipated funding, and any planned acquisitions to build your crypto treasury. Additionally, please include appropriate risk factor disclosure regarding your new business plan for a crypto treasury program. Alternatively, if you no longer intend to move forward with this program, please note that in your disclosure.
3. We note the disclosure from your Current Report on Form 8-K filed June 5, 2025 that on June 4, 2025 you received a letter from Nasdaq notifying you that you no longer complied with Nasdaq Listing Rule 5550(b)(1) and that under Nasdaq rules you had 45 calendar days from the date of the notice to submit a plan to regain compliance. Please revise the prospectus to provide updated disclosure regarding this delisting notification.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Conlon Danberg at 202-551-4466 or Margaret Sawicki at 202-551-
7153 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Ross D. Carmel, Esq.